March 19, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	David R. Humphrey, Branch Chief
Division of Corporation Finance

Re:	ARAMARK Corporation

Form 10-K for the year ended September 28, 2007

Commission File No. 001-04762

Dear Mr. Humphrey:

This letter is being submitted on behalf of ARAMARK Corporation (“ARAMARK” or the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to L. Frederick Sutherland, Executive Vice President and Chief Financial Officer of ARAMARK, dated March 11, 2008, with respect to the above-referenced annual report on Form 10-K.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Form 10-K for the year ended September 28, 2007

General

Please ensure you file correspondence related to this filing under the correct entity and file number; specifically, you filed the response under file number 001-16807, for which no public entity currently exists as a Form 15-12B was filed on February 12, 2007. Please file under the current public entity 001-04762.

We refiled our response letter on March 12, 2008 under the correct file number.

Item 7. Management’s Discussion and Analysis

Explanatory Note, page 27

1.	Refer to your response to our prior comment 2. We acknowledge your response to our original comment. However, we agree with your characterization of these numerical

Mr. David R. Humphrey

March 19, 2008

totals as not compliant with U.S. GAAP and we object to the use of non-GAAP numbers for purpose of your primary narrative. We continue to believe that you should comply with our prior comment. Alternatively, we will not object if you elect to provide a comparative discussion of the actual operating results for fiscal 2006 to the operating results of fiscal 2007 prepared on a pro forma basis. If you elect the latter option, please represent in the filing that the pro forma numbers utilized in your narrative have been prepared in accordance with the provisions of Article 11 of Regulation S-X.

We will include, as our primary narrative, a discussion of actual results for the fiscal 2007 predecessor and successor periods in future filings.

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (215) 238-3101.

Sincerely,

Joseph Munnelly
Senior Vice President, Controller and Chief Accounting Officer

cc:	L. Frederick Sutherland
John M. Lafferty